June 20, 2007

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.
Amendment No. 5 to Registration Statement on Form 10-SB (File No. 0-52357) Filed December 8, 2006 and Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-139731) Filed December 29, 2006

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 5 (the “10-SB Amendment No. 5”) to the registration statement on Form 10-SB filed on December 8, 2006 (File No. 0-52357) (the “10-SB Registration Statement”) and Amendment No. 5 (the “SB-2 Amendment No. 5”) to the registration statement on Form SB-2 filed on December 29, 2006 (File No. 333-139731) (the “SB-2 Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter, 10-SB Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4 to the 10-SB Registration Statement as filed on May 31, 2007, and SB-2 Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4 to the SB-2 Registration Statement as filed on May 31, 2007.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated June 8, 2007, in respect of Amendment No.4 to the 10-SB Registration Statement and Amendment No. 4 to the SB-2 Registration Statement. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 4 to Registration Statement on Form 10-SB

General

1.	Comment: As you have been previously advised, our comments on your Registration Statement on Form 10-SB also apply to your Registration Statement on Form SB-2. Please revise as necessary.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

Response: We respectfully note the Staff’s comment and have made similar revisions to the Company’s SB-2 Registration Statement in accordance with the Staff’s comments on the Company’s 10-SB Registration Statement.

2.
Comment: Where applicable, please amend your Form 10-KSB filed on April 2, 2007 and your Form 10-QSB filed on May 21, 2007 to conform to the financial statements filed in your amended Form 10-SB and Form SB-2 filings.

Response: We respectfully note the Staff’s comment. As previously discussed with William Choi and Andrew Blume from the Staff, the Company will not be filing an amendment to its Form 10-KSB filed on April 2, 2007 because there were no material changes in the audited financial statements subsequently included in the amendments to the SB-2 Registration Statement and 10-SB Registration Statement. We are filing an amendment to the Company’s Current Report on Form 10-QSB filed on May 21, 2007 to conform to the financial statements filed in SB-2 Amendment No. 5 and 10-SB Amendment No. 5.

New Accounting Pronouncements, page 24

3.
Comment: You disclose that you are currently assessing the impact that the adoption of FIN 48 will have on your financial statements. Considering that you are required to adopt FIN 48 at the beginning of fiscal 2007, please tell us, if applicable, why FIN 48 has not been adopted during the quarterly period ended March 31, 2007. Please also revise your filings to provide the disclosures required by paragraphs 20 and 21 of FIN 48. Please note that certain FIN 48 disclosures have been required in interim filings by the AICPA SEC Regulations Committee. For applicable disclosures required, see Center for Public Company Audit Firms Alert #138 (CPCAF Alert #138).

Response: We respectfully note the Staff’s comment and have revised the Company’s disclosures under “New Accounting Pronouncements” to indicate that the Company has adopted FIN 48. Further, we have also updated the Company’s disclosure in its unaudited interim financial statements regarding its accounting policy for income taxes to comply with the required disclosures for interim reporting pursuant to FIN 48.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

Hunter World Markets, Inc. and our Company, page 34

4.
Comment: Please state after the first sentence that Tri-mark does not have any continued affiliation with you other than to the extent that its designee holds warrants to purchase 20,000 shares of your common stock.

Response: We respectfully note the Staff’s comment and we have revised the Company’s disclosure to include the requested disclosure.

Interim Consolidated Statements of Cash Flows, page F-4

5.
Comment: We note that the amounts included in the “Payment of offering cost” and “Principal repayments of related party notes payable” financing activity line items are positive. If these line item descriptions are inaccurate, please revise.

Response: We respectfully note the Staff’s comment and the line item descriptions have been revised and updated appropriately in the financial statements.

Note 4 - Intangible Assets, page F-10

6.
Comment: We note that you capitalize the costs of franchise operating manuals as intangible assets. Citing authoritative accounting guidance, please explain how capitalization of these costs is appropriate and why you classify them as intangible assets. Please also tell us and disclose the methods you use to amortize these assets.

Response: We respectfully note the Staff’s comment and the Company believes that it has accounted for the costs of the franchise manuals appropriately as an intangible asset.  The costs for developing the franchise manuals do not represent the costs associated with assembling and distributing the physical manuals to franchisees but rather represent the costs associated with the development of intellectual property, procedures and product formulations necessary for the sustained operation of the Company, all of which information is provided in the Company’s franchise manuals to provide guidance to its franchise operators.  In determining the proper accounting treatment of these costs, the Company followed the guidance of G40 and FAS 142.  The guidance in paragraph B23 of FAS 142 states “the Board noted, however, that the guidance in Opinion 17 does not specify how the costs of internally developing specifically identifiable intangible assets that have limited lives should be treated. As a result, those costs may be either recognized as assets and amortized or expensed as incurred.”  The Company has determined to capitalize these costs as they will benefit the Company in the future. The Company believes the useful life of this intangible asset will be 5 years due to the effects of obsolescence, competition and technological advances and will begin amortization of this intangible asset when the project is completed.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

Note 10 - Stockholders’ Equity, page F-13

7.
Comment: Although your options rollforward indicates that no stock options were granted during the quarterly period ended March 31, 2007, the last two paragraphs on page F-15 disclose that you did issue stock options during the first quarter. Please revise your disclosures to correct for this apparent discrepancy.

Response: We respectfully note the Staff’s comment and have revised the disclosure on page F-15 to clarify the fact that the Company did not issue any stock options during the first quarter of 2007.

8.
Comment: Please ensure you provide all disclosures required by sections (b)(1), (d), and (h) of SFAS 123(R) paragraph A240. If the 2,324,165 options outstanding as of March 31, 2007 are not all exercisable as of March 31, 2007, please revise your disclosures accordingly.

Response: We respectfully note the Staff’s comment and have revised the Company’s disclosure as necessary to comply with the disclosure requirements in sections (b)(1), (d) and (h) of SFAS 123(R). Further, we have revised the disclosure to note that none of the options outstanding as of March 31, 2007 are currently exercisable.

9.
Comment: We note that you used an estimated life of five years in calculating the value of stock options under the Black-Scholes model. We also note that you used a five year estimated life in valuing the 600,000 option grants to nonemployees disclosed on page F-18. Please tell us how you determined the expected life of the options should be the same for issuances to both employees and nonemployees. Specifically tell us how your accounting policy is consistent with footnote 7 of SAB Topic 14. Footnote 7 indicates that due to the nature of specific terms in employee share options, including nontransferability, nonhedgability and the truncation of the contractual term due to post-vesting service terminations, SFAS 123(R) requires that when valuing an employee share option under the Black-Scholes-Merton framework, the fair value of an employee share option be based on the option’s expected term rather than the contractual term.

Response: We respectfully note the Staff’s comment and note that the Company determined the expected life of the non-employee options independently from the expected life of the employee options.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

With respect to the non-employee options, when the Company negotiated the master license agreement with Java Universe, LLC, a critical element of the negotiations was the desire of the principals of Java Universe to be able to invest in the Company.  To accomplish this, the Company intended to issue immediately vesting options pursuant to the Company’s 2006 Equity Incentive Plan (the “plan”).  While the options intended to be issued under the plan would have vested in full immediately, such options would have remained restricted as to hedgability and transferability in accordance with the plan provisions.  Consistent with the guidance of Footnote 7 of SAB Topic 14 which states, “If these features (i.e., nontransferability, nonhedgability and the truncation of the contractual term) were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options,” the Company determined that the expected term of the options would be shorter than the contractual term based on several reasons. First, throughout negotiations the principals of Java Universe expressed a desire to receive immediately vesting options so that they could make a fairly low-risk initial investment in the Company with the ability to exercise the options in the future upon a showing of increased value in the Company. Along with the Company, the principals of Java Universe have a vested interest in seeing the Company succeed; the options to be granted pursuant to the master license agreement serve as an effective incentive and means of aligning the interests of both the Company and Java Universe to work together to increase the value of the Company’s stock. Based on the shared interests of the parties as well as the Company’s projected revenues, the Company believes that the value of the Company’s stock will increase sufficiently within 5 years such that the principals of Java Universe will deem it advantageous to exercise their options within such time period. When the Company determined that it could not issue the options under the plan, it had the obligation to issue another form of derivative security pursuant to the master license agreement.

With respect to the employee options, in ascertaining the estimated life of the employee stock options issued on November 30, 2006 management looked at each of the option recipients, principally members of the senior management team, and determined that each of these individuals had a desire to enhance his Company stock ownership position and avail himself of the opportunity to cash out some of his positions if market conditions became favorable.  To do this each of the individuals expressed a desire to exercise his options within a short time after they became vested.  This was the principal reason that the Company estimated a 5 year expected life as opposed to the 10 year contractual term of the options, which is consistent with the guidance of footnote 7 of SAB Topic 14.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

Note 12 - Master License Agreement, page F-18

10.
Comment: We note that you entered into a master license agreement for the sale of rights to sell Java Detour franchises throughout the Middle East and parts of North Africa. Please provide us with the following information regarding this agreement:

•
Consistent with your master license revenue recognition accounting policy on page F-8, we presume you will recognize these fees as revenue upon your material and substantial performance of obligations under the agreement, which usually occurs at the completion of operations training by the master licensee. Please explain the difference between your master license agreements and area development agreements and why the fees under this agreement should not be recognized under your area development revenue recognition policy. In your response, please indicate if this master license agreement requires the establishment of a specified number of franchisee locations; and

•
Please tell us why the 600,000 options issued to Java Universe, LLC were not expensed when granted during the quarterly period ended March 31, 2007. Since the options are fully vested and there do not appear to be performance conditions that are required to be satisfied by the grantee to earn or retain the equity instruments, it appears that these options should be separately expensed on the grant date. If you believe your current accounting treatment is appropriate, please tell us the authoritative accounting guidance you used in your determination.

Response: We respectfully note the Staff’s comment. With respect to the Company’s master license revenue recognition accounting policy, we note that the Company’s master license agreement provides the licensee the authority to sell franchises within a specified geographical area.  As the master licensee sells these franchises, it is responsible for the completion of operations training and performing all of the support to the franchises that it sells pursuant to its master license agreement with the Company.  Therefore, the Company’s material and substantial performance of its obligations under a master license agreement occurs when the master licensee has received its operations training.  Revenue for the fees earned under the master license agreement is then recognized.   Master license agreements do require that the master licensee sell a specified number of franchises within a specified period in order to motivate the master licensee to expand franchise operations within its geographic territory; however, the requirement does not require any performance on the part of the Company. To the extent that a master licensee fails to meet its target numbers for franchise store openings in a given year, the Company retains the right to revoke the master license agreement with such master licensee with no obligation to return any consideration already paid to the Company under such agreement.

The area development agreement is different from the master license agreement in that the Company is still the entity selling the franchise operations to an individual (or organization) that has agreed to be a multi-unit operator by opening a designated number of stores within a specified geographic location over a designated timeframe.  Since the Company continues to be the entity selling the franchise operations, the Company will follow the guidance of SFAS 45 and recognize the fee income on a pro-rata basis of the required quota of stores to be opened upon completion of the Company’s material and substantial obligations under its area development agreement.

H. Christopher Owings
Securities and Exchange Commission
June 20, 2007

With respect to the Company’s accounting treatment for the 600,000 options, the Company has reclassified the way in which it accounts for the equity consideration to be provided to Java Universe in accordance with the guidance provided by the Staff in conversations between the Company, its auditors and Andrew Blume.

As the Company’s disclosure in Note 12 to its unaudited financial statements indicates, no options were granted or issued pursuant to the Master License Agreement entered into on March 30, 2007 with Java Universe, LLC during the quarterly period ending March 31, 2007.  Further, no options have been granted or issued to date.  Additionally, Java Universe is aware that neither it nor any of its designees currently have equity instruments that are vested and exercisable.  The Company initially agreed to grant options to designees of Java Universe as an incentive to enter into the Master License Agreement and recorded the value of the options as a reduction to deferred revenue.  However, the Company subsequently determined that it could not grant the options under its plan and the Company now intends to issue Java Universe another form of equity instrument but no such equity instrument has been issued or granted to date.  Because the Company and Java Universe have not finalized the form of equity instrument that will be issued to Java Universe in place of the originally agreed upon options, no measurement date has been determined.  Consequently, the Company has restated its interim financial statements for the three months ended March 31, 2007 to remove the value of the options that was originally recorded as a decrease to deferred revenue.

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Michael Binninger, Java Detour, Inc. (w/o enclosures)
Anita Karu, Securities and Exchange Commission (w/o enclosures)